SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-l
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                     PLATINUM technology International, inc.
     -----------------------------------------------------------------------
                            (Name of Subject Company)

                                 HARDMETAL, INC.
                     COMPUTER ASSOCIATES INTERNATIONAL, INC.
     -----------------------------------------------------------------------
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
     CLASS II SERIES A JUNIOR PARTICIPATING PREFERRED SHARE PURCHASE RIGHTS
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   72764 T 101
     -----------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  SANJAY KUMAR
                                 HARDMETAL, INC.
                   C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                          ONE COMPUTER ASSOCIATES PLAZA
                          ISLANDIA, NEW YORK 11788-7000
                            TELEPHONE: (516) 342-5224
     -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                              SCOTT F. SMITH, ESQ.
                            HOWARD, SMITH & LEVIN LLP
                           1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 841-1000
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                                  APRIL 2, 1999
     -----------------------------------------------------------------------
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

         Computer Associates International, Inc. ("Computer Associates") and its wholly owned subsidiary, HardMetal, Inc., hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on April 2, 1999 (the "Statement"), with respect to an offer to purchase all outstanding shares of Common Stock, par value $.001 per share, including associated Preferred Share Purchase Rights, of PLATINUM technology International, inc. as set forth in the Statement. Capitalized terms not defined in this Amendment have the meanings assigned to them in the Statement.



Item 10. Additional Information.

         The response to Item 10 is hereby amended and supplemented as follows:

         On April 15, 1999, Computer Associates issued the press release attached hereto as Exhibit (a)(10). The information set forth in the press release is incorporated herein by reference.

         Item 10(f) of the Statement is hereby further amended and supplemented by adding thereto the following:

         Merger Subsidiary further confirms, and the sections of the Offer to Purchase entitled "Acceptance for Payment and Payment" and "Certain Conditions of the Offer" are hereby amended to include a final paragraph, as follows:
"Notwithstanding anything to the contrary herein, Merger Subsidiary cannot and will not assert any of the conditions set forth under "Certain Conditions of the Offer" (other than certain regulatory conditions as, and to the extent, permitted by applicable rules and regulations of the Commission) at any time after the Expiration Date."

Item 11. Material to be Filed as Exhibits.

(a)(10) Text of press release issued by Computer Associates dated April 15, 1999.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 1999



                           HARDMETAL, INC.


                           By/s/ Ira H. Zar
                             Name:   Ira H. Zar
                             Title:  President and Assistant Treasurer




                     COMPUTER ASSOCIATES INTERNATIONAL, INC.


                            By/s/ Ira H. Zar
                                Name: Ira H. Zar
                             Title: Senior Vice President-Finance and
                                    Chief Financial Officer

                                  EXHIBIT INDEX
Exhibit
Number         Exhibit Name

(a)(10)        Text of press release issued by Computer Associates dated
               April 15, 1999.